                                                                    Exhibit 12.2

                       Everest Reinsurance Holdings, Inc.
                   Ratio of Earnings/(Losses) to Fixed Charges
                             (Dollars in thousands)


                                             Six Months
                                           Ended June 30,                          Years Ended December 31,
                                           2003        2002       2002      2001       2000       1999        1998
                                           ----        ----       ----      ----       ----       ----        ----
Earnings: Income/(Loss)
  before income taxes/(benefits)       $ 150,852   $  82,393   $ 139,872 $  29,065  $ 202,317 $  196,582 $   212,676

Fixed Charges:
  Assumed interest component
    of rent expense                          936         905       1,942     1,655      1,289      1,225       1,769
  Interest expense                        28,415      21,218      44,508    46,004     39,386      1,490           0
                                       ---------   ---------   --------- ---------  --------- ---------- -----------

  Total fixed charges                     29,351      22,123      46,450    47,659     40,675      2,715       1,769
                                       ---------   ---------   --------- ---------  --------- ---------- -----------
Earnings plus fixed charges            $ 180,203   $ 104,516   $ 186,322 $  76,724  $ 242,992 $  199,297 $   214,445
                                       =========   =========   ========= =========  ========= ========== ===========

Ratio of earnings/(losses) to fixed
  charges                               6.1 to 1    4.7 to 1    4.0 to 1  1.6 to 1   6.0 to 1  73.4 to 1  121.2 to 1
                                       =========   =========   ========= =========  ========= ========== ===========
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